Exhibit 99.1

Canadian Satellite Radio
Holdings Inc.

Interim Consolidated Financial Statements
(Unaudited)
May 31, 2008

Canadian Satellite Radio Holdings Inc.
Interim Consolidated Balance Sheet
(Unaudited)

	May 31,	August 31,
	2008	2007
	$	$
Assets

Current assets
Cash	4,365,105	9,524,931
Short term investments (note 3)	16,733,319	5,281,000
Accounts receivable	6,158,506	4,904,803
Inventory	588,392	2,462,975
Prepaid expenses and other assets	3,415,863	2,401,315
Restricted investments (note 4)	12,401,609	13,043,109

	43,662,794	37,618,133

Restricted investments (note 4)	-	6,301,677

Deferred financing costs	-	4,456,280

Property and equipment	18,604,547	20,878,489

Contract rights, distribution rights and computer software	205,508,253	219,897,424

Total assets	267,775,594	289,152,003

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	21,059,969	19,822,541
Interest payable	4,375,606	590,315
Deferred revenue	16,468,603	10,445,788

	41,904,178	30,858,644

Long-term debt (note 4)	115,881,970	107,434,473

Deferred revenue	3,991,077	3,626,134

Long-term obligations	2,220,811	376,316

Total liabilities	163,998,036	142,295,567

Shareholders’ Equity
Share capital (note 5)	314,200,952	312,948,883
Contributed surplus (note 5)	38,513,275	30,129,704
Deficit	(248,936,669)	(196,222,151)

Total shareholders’ equity	103,777,558	146,856,436

Total liabilities and shareholders’ equity	267,775,594	289,152,003

Canadian Satellite Radio Holdings Inc.
Interim Consolidated Statement of Operations and Deficit
(Unaudited)

	Three Months Ended		Nine Months Ended
		May 31,		May 31,
	2008	2007	2008	2007

Revenue	10,335,948	5,710,886	27,677,502	14,411,140

Operating expenses
Cost of revenue	7,951,244	6,288,948	22,463,250	19,208,952
General and administrative	3,720,545	3,632,199	11,722,325	12,571,509
Special charges	-	573,400	-	573,400
Stock-based compensation (note 5)	763,397	720,032	2,605,844	2,407,573
Marketing	5,826,585	5,047,684	20,291,487	20,574,356
Amortization of intangible assets and property and equipment	5,569,361	5,606,096	16,713,036	16,810,627

	23,831,132	21,868,359	73,795,942	72,146,417

Loss before the undernoted	(13,495,184)	(16,157,473)	(46,118,440)	(57,735,277)

Interest revenue	285,738	434,731	1,181,142	1,936,112

Interest expense	4,273,146	3,819,342	12,340,982	11,641,210

Revaluation of derivative (note 4)	503,600	-	503,600	-

Foreign exchange gain(loss)	(803,122)	6,273,883	5,067,362	3,186,357

Net loss and comprehensive loss for the period	(18,789,314)	(13,268,201)	(52,714,518)	(64,254,018)

Deficit - Beginning of period	(230,147,355)	(162,568,125)	(196,222,151)	(111,582,308)

Deficit - End of period	(248,936,669)	(175,836,326)	(248,936,669)	(175,836,326)

Basic and fully diluted loss per common share	(0.39)	(0.28)	(1.10)	(1.35)

Canadian Satellite Radio Holdings Inc.
Interim Consolidated Statement of Cash Flows
(Unaudited)

	Three Months Ended		Nine Months Ended
		May 31		May 31
	2008	2007	2008	2007
Cash provided by (used in)

Operating activities
Net loss and comprehensive loss for the period	(18,789,314)	(13,268,201)	(52,714,518)	(64,254,018)
Add (deduct): Non-cash items
Costs paid by parent company	57,004	51,822	167,017	151,833
Stock-based compensation expense	763,397	720,032	2,605,844	2,407,573
Amortization of intangible assets	4,799,680	4,820,642	14,398,513	14,464,695
Amortization of property and equipment	769,682	785,454	2,295,669	2,345,932
Accrued interest - debt	3,586,224	3,625,781	3,785,291	3,637,928
Accrued interest receivable	(198,807)	(275,032)	(407,240)	(1,000,624)
Interest accretion expense	298,864	172,500	762,763	517,500
Increase in long term obligations	1,829,145	8,814	1,847,352	26,142
Revaluation of derivative (note 4)	503,600	-	503,600	-
Loss on disposal of property and equipment	33,003	-	239,671	-
Unrealized foreign exchange losses(gains)	798,086	(6,379,858)	(5,916,820)	(2,461,028)
Net change in non-cash working capital related to operations (note 9)	5,158,818	2,472,975	10,388,715	9,479,580

Net cash used in operating activities	(390,618)	(7,265,701)	(22,044,143)	(34,684,487)

Investing activities
Payment of interest from restricted investments		-	6,385,200	7,458,750
Sale (purchase) of short-term investments, net	(93,498)	-	(10,880,477)	(5,850,000)
Proceeds on sale of property and equipment	-	-	31,022	-
Purchase of property and equipment	(128,780)	(123,248)	(322,557)	(1,464,960)
Purchase of computer software	-	(176)	(4,513)	(78,191)

Net cash provided by (used in) investing activities	(222,278)	(123,424)	(4,791,325)	65,599

Financing activities
Proceeds from XM credit facility (note 4)	771,019	-	2,289,002	-
Proceeds from convertible notes (note 4)	-	-	19,396,445	-

Net cash provided by financing activities	771,019	-	21,685,447	-

Foreign exchange gains(losses) on cash held in foreign currency	1,334	(742,834)	(9,805)	(272,348)

Change in cash during the period	159,457	(8,131,329)	(5,159,826)	(34,891,236)

Cash - Beginning of period	4,205,648	18,428,307	9,524,931	45,188,214

Cash - End of period	4,365,105	10,296,978	4,365,105	10,296,978

Supplemental cash flow disclosures
Utilization of XM credit facility	2,361,133	-	6,127,149	-

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
May 31, 2008

1	Basis of presentation

The accompanying interim consolidated financial statements of Canadian Satellite Radio Holdings Inc. (the Company) have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements of the Company. The accompanying financial information reflects all adjustments, consisting primarily of normally recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three-month and nine month periods ended May 31, 2008 are not necessarily indicative of the results that may be expected for the fiscal year ending August 31, 2008. These interim consolidated financial statements follow the same accounting principles and methods of application as the consolidated financial statements for the year ended August 31, 2007, except as described in the accounting changes section of note 2 below.

2	Updates to significant accounting policies and accounting changes Updates to significant accounting policies

The Company has enhanced its disclosure of its revenue recognition policy as described below. This accounting policy is consistent with the accounting principles in the consolidated financial statements for the year ended August 31, 2007.

Revenue recognition policy

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided, the sales price is fixed or determinable and collectability is reasonably assured. In addition to this general policy, the following paragraphs describe revenue recognition policies from our major categories: subscriber and activation fees, advertising and equipment sales.

a) Subscriber and activation fees

Subscriber fees, which generally are billed in advance, are recognized as the service is provided over the expected term of the subscriber contract, once a customer enters into a subscription agreement. Sales incentives consisting of rebates to customers are accounted for as reductions of revenue when the revenue is recognized or the incentive is offered. Fees billed to automakers for services offered to automobile purchasers during the promotional periods are offset by amounts owed to the automakers for subsidies related to the sale of the automobiles with our product in accordance with Emerging Issues Committee abstract No.156, Accounting by a Vendor for Consideration given to a Customer (including a Reseller of the Vendor’s Products).

b) Equipment

Equipment revenue is recognized at the time of shipment or delivery of the equipment.

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
May 31, 2008

Bundled Service Offerings

The Company recognizes revenue for sales of bundled packages, which might include a radio, activation and/or service component, pursuant to Emerging Issues Committee Abstract No. 142, Revenue Arrangements with Multiple Deliverables (EIC142). Pursuant to EIC142, the Company allocates the consideration received based on the relative fair values of the individual components.

c) Advertising

The Company recognizes advertising revenue from the sales of advertisements in the period in which the advertising is broadcast.

Accounting changes

As required by the Canadian Institute of Chartered Accountants (CICA), on September 1, 2007, the Company adopted CICA Handbook Sections 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments - Disclosure and Presentation and 3865, Hedges. The prospective adoption of these new standards resulted in changes in the accounting and presentation for financial instruments.  The financial statements for periods prior to September 1, 2007 were not restated for these changes. The principal changes in the accounting for financial instruments due to the adoption of these accounting standards are described below.

a) Section 1530- Comprehensive Income

Section 1530 requires a statement of comprehensive income, which consists of net income and other comprehensive income (OCI).  OCI is a new requirement to temporarily present certain gains and losses from changes in fair value outside of net income. The Company did not have OCI during the three and nine months ended May 31, 2008 and its comprehensive loss consisted of its loss.

b) Section 3251, Equity

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. Cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category of equity on the consolidated balance sheet.   The Company did not have a balance of AOCI at May 31, 2008.

c)  Section 3855, Financial Instruments - Recognition and Measurement
     Section 3861, Financial Instruments - Disclosure and Presentation

Under the new standards, all financial instruments are classified into the following categories: held for trading held to maturity investments, loans and receivables, available for sale financial assets or other liabilities.  All financial instruments within the scope of the standard are included in the consolidated financial statements and are initially measured at fair value.  Subsequently, all financial instruments are re-measured to fair value at each reporting period except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost.  Held for trading financial investments are subsequently measured at fair value and all gains and losses as a result of measurement are included in net income in the period in which they

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
May 31, 2008

arise.  Available for sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or the impairment of the financial asset is other than temporary.

Classification of financial instruments

The Company has adopted the following classification for financial assets and financial liabilities:

Cash is classified as held-for-trading.  Changes in fair value for the period are recorded in earnings as interest income.

Short-term and restricted investments are classified as held-to-maturity investments, which are measured at amortized cost using the effective interest rate method.  The Company has the intention and ability to hold these securities to maturity.

Accounts receivable are classified as loans and receivables, which are measured at amortized cost using the effective interest rate method.

Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost using the effective interest rate method.

Senior debt, the liability component of borrowings under the credit facility and the liability component of convertible debt are classified as other financial liabilities and recorded at amortized cost using the effective interest method. Debt issuance and transaction costs related to other financial liabilities are included in the carrying value of the debt and amortized over the term of the debt using the effective interest method.  In prior periods, debt issuance and transaction costs were carried as deferred financing costs on the consolidated balance sheet. As a result of adopting CICA 3855 on September 1, 2007, the Company reclassified $4,456,280 of unamortized transaction costs from deferred financing costs to long-term debt.

Determination of fair value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.  Fair values of financial instruments that are quoted in active markets are based on bid prices for financial assets held or a financial liability to be issued and current offering price for financial assets to be acquired or financial liabilities held. When quoted active market prices are not available, fair values are determined by using valuation techniques which incorporate observable market data. These include comparisons with similar instruments where current market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market data or transaction prices. A number of factors such as risk-free interest rates, bid-offer spread, credit profile and model uncertainty are taken into account, as appropriate, when values are calculated using valuation techniques.

The carrying value of short-term investments, restricted investments, accounts payable and accrued liabilities approximates their fair value given their short-term nature.   The carrying value of the credit facility, convertible debt and Senior notes approximates fair value.  The fair value is estimated by discounting future

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
May 31, 2008

cash flows, including interest payments, using rates currently available for debt of similar terms and maturity, and using the market prices of the publicly traded senior notes.

Foreign Exchange Risk - The Company is exposed to fluctuations of the Canadian dollar in relation to the US dollar, resulting from the issuance of debt denominated in US dollars and the purchase of US dollar investments.   The Company does not currently use foreign currency derivatives.

Credit Risk - The Company is exposed to credit risk, primarily in relation to accounts receivable.  Exposure to credit risk varies due to the composition of individual customer balances.  The Company performs regular monitoring of overdue customer balances and provides allowances for potentially uncollectible accounts receivables.

Derivatives

Under Section 3855, derivatives are carried at fair value and are reported as financial assets when the Company has a contractual right to receive cash or another financial asset from a counterparty or exchange financial instruments with a counterparty under conditions that are potentially favourable to the Company and as financial liabilities where the Company has a contractual obligation to deliver cash or another financial asset to a counterparty or to exchange financial instruments with a counterparty that are potentially unfavourable to the Company.  The changes in fair value during the period are recorded in earnings.  At May 31, 2008 and August 31, 2007, the Company does not have any derivatives outstanding.

Embedded derivatives

Under Section 3855, derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivative are the same as those of a freestanding derivative; and the combined instrument or contract is not measured at fair value, with changes in fair value recognized in income.  These embedded derivatives are measured at fair value with changes therein recognized in the statement of earnings.

The Senior notes of the Company include the right to redeem the notes at the option of the Company. This redemption right has been determined to be an embedded derivative that is required to be bifurcated from the underlying debt, or host contract and accounted for as a derivative at fair value with changes in fair value recorded in earnings. As at September 1, 2007 and May 31, 2008, the amortized cost of the host contract, excluding transaction costs, was US $101 million and the fair value of the derivative was approximately US$1 million and US$0.5 million respectively. The value of the derivative has been netted against the senior notes on the balance sheet.

d) Section 3865, Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges and cash flow hedges.  Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
May 31, 2008

derivative is terminated or sold, or upon the sale of early termination of the hedged item.  The Company did not apply hedge accounting during the nine months ended May 31, 2008 and 2007.

Recent accounting  pronouncements

In March 2007, the CICA issued Section 3031, “Inventories”, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. The final standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008 and is applicable for the Company’s first quarter of fiscal 2009. The Company does not expect the new standard to have a material impact on its financial statements.

In December 2006, CICA issued Section 1535 “Capital Disclosures,” which establishes the standards for disclosing information about an entity’s capital and how it is managed.  CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company will adopt this new standard effective September 1, 2008 and is assessing the impact of this new standard on its consolidated financial statements.

In December 2006, the CICA issued Section 3862, “Financial Instruments - Disclosures,” and Section 3863 “Financial Instruments - Presentation”. These standards enhance existing disclosures in previously issued Section 3861 “Financial Instruments - Disclosure and Presentation”.  Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861.  These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis.  The Company will adopt this new standard effective September 1, 2008 and is assessing the impact of this new standard on its consolidated financial statements.

In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. These amendments are effective for the Corporation for annual periods beginning after January 1, 2008. The Company plans to adopt this new guidance effective September 1, 2008. These standards could impact disclosure provided by the Company, but the Company does not expect the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.

In February 2008, The CICA has the issued Handbook Section 3062 “Goodwill and Intangible Assets”, which replaces the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standard introduces changes to the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38,

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
May 31, 2008

"Intangible Assets."  The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  The Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged.  The Corporation is currently assessing the impact of this standard may have on its financial positions, results of operations or cash flow.

3	Short-term investments

Short-term investments consist of US dollar corporate bonds with an original maturity greater than three months and Canadian dollar bank acceptances with original maturities of two to twelve months, which are measured at amortized cost.

4	Long term Debt

	May 31,	August 31,
	2008	2007
Senior notes	95,935,627	105,619,999
Convertible notes	15,048,665	-
XM credit facility	4,897,678	1,814,474
	115,881,970	107,434,473

Senior notes

On February 10, 2006, the Company issued US$100.0 million aggregate principal amount of 12.75% senior notes, due in 2014 (the notes), in a private placement. Interest payments on the notes are due semi-annually, on February 15 and August 15. The notes are redeemable at the option of the Company on or after February 15, 2010. Prior to February 15, 2009, the Company may redeem up to 25% of the notes with the proceeds of sales of its share capital.

The indenture governing the notes required the Company to establish an interest reserve account to cover the first six interest payments due under the notes. The remaining balance of the interest reserve account is disclosed as restricted investments on the consolidated balance sheets. The indenture also contains certain provisions which restrict or limit the Company’s ability to, among other things, incur more debt, pay dividends, redeem shares or make other distributions, enter into transactions with affiliates, transfer or sell assets.

As part of the issuance of the above-mentioned notes, the Company incurred costs amounting to $5,520,032. On September 1, 2007, the unamortized balance of these costs are netted against the principal and is being

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
May 31, 2008

amortized using the effective interest rate method. During the three months and nine months ended May 31, 2008, $243,307 and $588,307 (2007 - $172,500 and $517,500) respectively of interest expense, related to amortization of transaction costs, was included in the consolidated statements of operations and deficit.

In addition, the Company has determined the notes contain an embedded derivative resulting in an initial fair value of the loan of $101 million. This premium is also amortized using the effective interest rate method. The effective interest rate of the senior notes is 12.8%. During the quarter, the embedded derivative was revalued to US$500,000, resulting in a charge of US$500,000. The Senior notes amortized cost balance of $95,935,627 is presented net of the embedded derivative asset of US$500,000.

Convertible notes

On September 12, 2007, the Company issued $20 million aggregate principal amount of 8.0% unsecured subordinated convertible notes, due September 12, 2014 (the convertible notes) in a private placement. Interest payments on the convertible notes are due semi-annually, on June 30 and December 31, commencing on December 31, 2007. $4.0 million of the convertible notes were issued to XM Satellite Radio Holdings Inc (XM) and $6.0 million were issued to shareholders of CSRI, including John I. Bitove, the Executive Chairman of the Company. CSRI is the controlling shareholder of the Company. The debenture holders may elect to receive interest payments in the form of Class A Subordinate Voting Shares of the Company based on the market price of the Class A Subordinate Voting Shares at the time of the payment. In December 2007, 68,443 Class A Subordinate Voting Shares were issued to debenture holders who elected to receive the December 31, 2007 interest payment in shares.

The convertible notes are convertible at the option of the debenture holders at any time at a conversion price of $5.92 per share. The notes are redeemable at the option of the Company on or after September 12, 2010. The Company may elect to pay the amount due on the maturity of the debentures in Class A Subordinate Voting Shares. The number of shares to be issued would be determined based on dividing the principal amounts of the debentures due by 95% of the market price of the Class A Subordinate Voting Shares on the maturity date.

This financial instrument contains both a liability and an equity element. The Company has determined the value of the liability, the most easily measurable component to be $14,806,520 and assigned the residual amount of $5,193,480 to the equity component as allowed under the CICA Handbook Section 3861. As part of the issuance of the convertible notes, costs were incurred amounting to $603,555.  These costs are netted against both the liability and equity elements. The liability element is carried at amortized cost using the effective interest rate method. During the three and nine months ended May 31, 2008, $55,556 and $174,455 respectively of interest accretion expense was included in the consolidated statements of operations.  The  accrued interest payable balance at May 31, 2008 included $666,665 for the convertible notes. The effective interest rate based on the liability element is 15%.

XM Credit Facility

During fiscal 2006, XM provided to the Company a credit facility of $45 million, to be utilized to finance the purchase of terrestrial repeater equipment and to pay license fees.  During the quarter, the Company utilized $1,590,144 under the facility to pay fees due to XM of $ 1,310,115, purchase repeater equipment parts of $165,068 and interest accrued thereon of $114,961. To date, the Company has utilized a total of $ 5,974,578

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
May 31, 2008

under the facility to pay fees due to XM of $5,489,005, purchase repeater equipment parts of $165,068 and interest accrued of $320,505. The facility matures on December 31, 2012 and bears an interest rate of 9% per year. The effective interest rate of the amounts drawn on the facility is 15.0%.  The interest can be satisfied through additional borrowings under the facility. XM has a right to convert the unpaid principal amounts into Class A Subordinate Voting Shares of the Company at the Offering price of $16.00 per share at any time and any unpaid principal amounts are automatically converted upon the occurrence of certain conditions. The Company also has the right to prepay borrowings and accrued interest anytime without penalty.  This financial instrument contains both a liability and an equity element. For the increased draw on the credit facility during the quarter ended May 31, 2008, the Company has determined the value of the liability, the most easily measurable component to be $1,102,273 and assigned the residual amount of $388,926 to the equity component as allowed under the Canadian Institute of Chartered Accountants Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”.

In addition, an amendment to the credit facility allows the Company to draw on the credit facility for payments due on a specific purchase of radio inventory totalling $3.0 million. This draw does not accrue interest and must be repaid by June 15, 2008. During the three and nine months ended May 31, 2008, the Company utilized $771,019 and $ 2,289,002 respectively under the facility to purchase radio inventory. The balance has been recorded at its exchange amount and is included in accounts payable and accrued liabilities.

During the quarter an amendment to the credit facility was signed which will be effective for draws on the credit facility made after August 31, 2008. The amendment revised the condition to be met prior to drawing on the credit facility and it was agreed to amend the interest rate. The amended interest rate will be set at a future date based on XM’s and the Company’s effective cost of borrowing, plus 1.75%.

5	Share capital and contributed surplus

The authorized share capital of the Company as at February 29, 2008 consisted of the following shares:

Class A Subordinate Voting Shares	unlimited
Class B Voting Shares	unlimited
Class C Non-Voting Shares	unlimited

The Class B Voting Shares are convertible at any time at the holder’s option into fully paid and non-assessable Class A Subordinate Voting Shares upon the basis of one Class A Subordinate Voting Share for three Class B Voting Shares. The Class B Voting Shares participate in the equity of the Company on a per share rate equal to one third of the rate of participation of the Class A Subordinate Voting Shares and the Class C Non-Voting Shares.

As at May 31, 2008, the Company had issued 20,767,166 Class A Subordinate Voting Shares and 81,428,133 Class B Voting Shares.

During the quarter ended February 29, 2008, 102,150 Class A Subordinate Voting Shares were issued to the National Hockey League (NHL) as required by a contract amendment completed during November 2007. (Note 8).

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
May 31, 2008

In December 2007, 68,443 Class A Subordinate Voting Shares were issued to convertible debenture holders who elected to receive the December 31, 2007 interest payment in shares. (Note 4).

Stock compensation

In November 2005, the Board of Directors of the Company approved a stock option plan for the purpose of providing additional incentives to attract and retain employees, directors and senior officers of the Company and its affiliates.

In January 2008, the Company granted stock options to certain on its employees for 372,000 Class A Subordinate Voting Shares with an exercise price of $5.38. The options vest from one to three years. The fair value of the stock options granted was $0.7 million and an amount of $54,201 and $108,402 respectively was recorded in the consolidated statement of operations and deficit during the three and nine months ended May 31, 2008.

During November 2007, the Company granted stock options to five members of the Board of Directors and two members of management for a total of 745,000 Class A Subordinate Voting Shares with a weighted average exercise price of $5.38. The options vest from immediately to three years. The amount of $123,252 and $584,038 was recorded in the consolidated statement of operations and deficit during the three and nine months ended May 31, 2008 related to these options.

The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the options: risk-free interest rate of 4.00%; expected life of 1 to 3 years; expected dividend yield of nil%; and expected volatility of 50.00% to 52.00%.

Option activity during the period ended May 31, 2008 was as follows:

		Weighted
	Number of	average
	options	exercise price
		$
Balance as at August 31, 2007	2,529,500	8.19
Granted	745,000	5.38
Forfeited	(50,000)	8.08

Balance as at November 30, 2007	3,224,500	7.54
Granted	372,000	5.38
Forfeited	(10,500)	8.63

Balance as at February 29, 2008	3,586,000	7.31
Forfeited	(93,500)	7.32

Balance as at May 31, 2008	3,492,500	7.31

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
May 31, 2008

In January 2008, 54,617 Class A Subordinate Voting Shares were issued upon the exercise of 54,617 Restricted Share Units (Units). The Units were granted as compensation for the fiscal 2006 and 2007 employee bonus and fiscal 2006 Director compensation. Each Unit allowed the participant to receive one Class A Subordinate Voting Share. Stock based compensation expense of $342,205 had been previously recognized related to these Units.

On February 28, 2007, certain employees of the Company agreed to receive compensation related to their fiscal 2007 bonus in the form of Restricted Share Units (Units). Each unit allows the participant to receive one Class A Subordinate Voting Share and can be exercised immediately. During the nine months ended May 31, 2008, 19,354 Units were issued to employees to satisfy $101,609 in 2007 bonus entitlement. This amount was recorded as an increase in contributed surplus in the consolidated balance sheet.

Contributed surplus

Changes in contributed surplus for the period ending May 31, 2008 were as follows:

Amount
Balance as at August 31, 2007	30,129,704
Stock-based compensation related to stock options	1,072,370
Equity portion of XM credit facility (note 4)	139,169
Equity portion of convertible notes (note 4)	5,036,752
RSUs issued in payment of 2007 bonus	101,609
Cost incurred by CSRI	54,351

Balance as at November 30, 2007	36,533,955

Stock-based compensation related to stock options	770,077
Equity portion of XM credit facility (note 4)	286,459
Shares issued for RSUs exercised	(342,205)
Cost incurred by CSRI	55,662

Balance as at February 29, 2008	37,303,948

Stock-based compensation related to stock options	763,397
Equity portion of XM credit facility (note 4)	388,926
Cost incurred by CSRI	57,004

Balance as at May 31, 2008	38,513,275

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
May 31, 2008

6	Loss per share

The weighted average number of shares outstanding used to compute basic loss per share for the three months ended May 31, 2008 was 47,909,877 ( 2007 - 47,652,500).

The weighted average number of shares outstanding used to compute basic loss per share for the nine months ended May 31, 2008 was 47,789,669 (2007 - 47,636,850).

For purposes of the weighted average number of shares outstanding, the Class B Voting Shares were converted into the equivalent number of Class A Subordinate Voting Shares. Class B Voting Shares participate in the dividends and distributions at a rate of one third of each Class A Subordinate Voting Share and are convertible into Class A Subordinate Voting Shares on the basis of one Class A Subordinate Voting Share for three Class B Voting Shares.

The stock options (note 5) and convertible debt instruments (note 4) and the rights to elect interest payable in shares were not included in the computation of diluted loss per share, as they would have been anti-dilutive for the periods presented.

7	Related party accounts and transactions

During the three and nine months ended May 31, 2008, the Company had the following transactions with related parties, which were in the normal course of operations.

The Company entered into a license agreement and a technical services agreement with XM Satellite Radio Holdings Inc (XM) in fiscal 2006. During the three and nine months ended May 31, 2008, the Company incurred approximately $1,620,883 and $4,259,333 (2007 - $878,953 and $2,105,953) in expenses related to the License Agreement. The Company incurred expenses of approximately $111,039 and $336,639 for the three and nine months ended May 31, 2008 (2007 - $118,000 and $389,000) related to technical services.

During the three and nine months ended May 31, 2008, the Company also incurred approximately $696,510 and $1,800,516 (2007 - $383,600 and $1,617,800) related to the reimbursement of call centre, purchase of repeater parts and other charges paid on CSR’s behalf.

The following amount included in accounts payable, is due to XM in respect of fees under the License
Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, and the reimbursement of call centre and other charges paid on CSR’s behalf.

	May 31, 2008	August 31, 2007
Accounts payable to XM	$3,346,950	$3,466,953

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
May 31, 2008

During the three and nine months ended May 31, 2008, the Company utilized $2,361,133 and $6,127,149 respectively under the credit facility of $45 million previously provided to XM. This facility is to be utilized to finance the purchase of terrestrial repeater equipment and to pay license fees.  The details of this credit facility are included in note 4.

During the three and nine ended May 31, 2008, the Company received printing services from AMI Printing valued at approximately $3,173 and $139,516 respectively  (2007 - $106,000 and $636,400). An affiliate of CSRI holds an indirect minority interest in AMI Printing.

The Company has a payroll service agreement with Priszm LP for an annual amount of $30,000. In addition, the Company sold approximately $0 and $174,285 (2007 - $59,800 and $130,800) of advertising to Priszm LP during the three and nine months ended May 31, 2008. Priszm LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by the Executive Chairman of the Company.

During the three and nine months ended May 31, 2008, the Company had a marketing agreement with Vision Group of Companies (Vision), under which the Company received field marketing services valued at approximately $130,086 and $493,560 respectively (2007 - $612,200 and $2,061,200).  This amount consists of fees paid to Vision of $37,500 and $160,000 respectively and amounts paid by Vision to vendors on the Company’s behalf of $92,586 and $333,560 respectively. The principal of Vision is related to the Executive Chairman of the Company.

During the three and nine months ended May 31, 2008, the Company incurred $75,118 and $284,622  (2007 - $100,300 and $455,100) for expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from companies controlled by the Executive Chairman of the Company. The Company has leased this property for a 15-year period for a total amount of approximately $2.5 million.

During the three and nine months ended May 31, 2008, the Company incurred consulting services related to public relations from the Wilcox Group totalling approximately $44,879 and $153,440 respectively (2007 - $143,000 and $343,300). A director of the Company is the principal of the Wilcox Group.

During September 2007, the Company issued convertible notes. $4.0 million of the convertible notes were issued to XM and $6.0 million were issued to shareholders of CSRI, including John I. Bitove. A description of the convertible notes is included in note 4.

8	Contracts and commitments

During the quarter ended February 29, 2008, the Company and Accenture Inc (Accenture) agreed to an amendment to the agreement dated February 28, 2006 for maintenance and development of the Company’s customer care and billing system. This second amendment to the agreement will extend the term by one year to December 31, 2012 and will commit the Company to pay a total of $27.4 million over the seven year term of the agreement. The Company accounts for the difference between the periodic cost of the services (determined on a straight line basis) and the amount paid in each period as an other financial liability. The periodic service cost reflects the fees over the term of the arrangement less the interest component determined using the effective interest rate method.

Canadian Satellite Radio Holdings Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
May 31, 2008

In September 2005, XM and the National Hockey League (NHL) reached an agreement related to NHL broadcast and marketing rights on satellite radio. The agreement between XM and the NHL is a ten-year agreement, with satellite radio exclusivity over the last eight years. XM’s total cost is approximately US$100 million and the Company’s commitment to reimburse XM for a portion of it’s obligation under this term sheet totalled US$69.1 million.

During the quarter ended November 30, 2007, the Company, XM and the NHL agreed to an amendment to the NHL agreement which will defer a portion of the license fee payable in the next two years to years seven to nine of the original agreement.  The Company also issued to the NHL 102,150 Class A Subordinate Voting Shares with a market value at the date of issuance in December equal to US$500,000. In addition, XM and the Company agreed to increase the total of the Company’s portion of the commitment to US$71.8 million over the term of the agreement. The Company accounts for the difference between the periodic cost of the services (determined on a straight line basis) and the amount paid in each period as an other financial liability. The periodic service cost reflects the fees over the term of the arrangement less the interest component determined using the effective interest rate method.

9	Supplemental cash flow disclosures

Changes in non-cash working capital related to operations:

	Three months ended May 31		Nine months ended May 31
	2008	2007	2008	2007
	$	$	$	$
(Increase) decrease in current assets
Accounts receivable	(135,773)	324,760	(1,253,703)	(1,549,207)
Inventory	177,363	59,667	1,874,583	437,465
Prepaid expenses	(192,632)	1,342,744	(1,014,548)	2,146,742
Increase (decrease) in liabilities
Accounts payable	4,767,844	(81,795)	4,394,625	1,511,712
Deferred revenue	542,016	827,599	6,387,758	6,932,868

Net change in non-cash working capital related to operations	5,158,818	2,472,975	10,388,715	9,479,580

10	Comparative figures

Certain comparative figures have been reclassified to conform to the current year period’s financial statement presentation.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following management’s discussion and analysis of the financial condition and results of operations of Canadian Satellite Radio Holdings Inc. (the “Company”) for the three months ended May 31, 2008 has been prepared as of July 9, 2008.  The discussion and analysis should be read in conjunction with our unaudited Consolidated Financial Statements and Notes included herewith, and with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and audited consolidated financial statements and related notes thereto, included in the Company’s Annual Report for 2007.  The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and expressed in Canadian dollars.

This discussion contains certain information that may constitute forward-looking statements within the meaning of securities laws. These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company on a consolidated basis.  In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and subscriber recruitment efforts involve forward-looking statements. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. Although the forward-looking statements contained in this discussion are based on what management of the Company considers to be reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our financial projections are based on estimates regarding expected future costs and expected revenue which are more fully described in this MD&A. Other than as required by applicable Canadian Securities Law the Company does not update or revise any forward-looking statements to reflect new information, future events or otherwise.  These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from expectations. These include but are not limited to the risk factors included in this MD&A (including those listed under the heading “Certain Risk Factors”) in addition to the risks itemized in our Annual Report in Form 20-F (“Form 20-F”) for the fiscal year ended August 31, 2007. Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business. Readers should not place undue reliance on forward-looking statements.

1.0	Overview

1.1 Our Business

Our vision is to be the leading premium digital audio entertainment and information service provider in Canada. Our strategy is founded on the principles of acquiring subscribers in the near and long term in the most cost effective manner.

We offer 130 channels, which include commercial-free music as well as news, talk, sports and children’s programming, and thirteen Canadian channels designed and developed from studios in Toronto, Montréal and Québec City. We will leverage our unique programming assets, such as our exclusive broadcasting agreement with the NHL and our NHL Home Ice channel.

Our target market includes more than 25 million registered vehicles on the road, 1.5 million new vehicles sold annually and more than 12 million households in Canada. We are the leader in distributing digital audio entertainment and information delivered via satellite to new vehicles sold in Canada. XM service is available as standard equipment or as a factory-installed option in more than 150 different vehicles for model year 2008, including: General Motors, Honda/Acura, Toyota/Lexus, Nissan/Infiniti, Hyundai and Porsche. XM radios are available under Delphi and Audiovox and other brand names at national consumer electronics retailers such as Best Buy, Future Shop, The Source, Canadian Tire and other national and regional retailers.

The Company is focused on achieving positive operating income as quickly as possible by maximizing our revenues through subscriptions, advertising and other ancillary opportunities as well as maintaining effective cost controls, managing subscriber acquisition costs and by creating a long-term customer base through quality service. We believe that a premium service will attract a premium customer.

1.2 Highlights for the Quarter

We achieved positive cash flow in Q3, calculated from the Interim Consolidated Statement of Cash Flows (Unaudited) as: change in cash during the period minus sale (purchase) of short-term investments, net;

Ending subscribers increased from 277,600 at the end of the third quarter of fiscal 2007 to 439,900 at the end of the third quarter of fiscal 2008, representing a 58% year-over-year increase;

For the three months ended May 31, 2008, Self-Paying Subscriber net additions were 29,000 compared to 16,100 for the three months ended May 31, 2007, representing a year-over-year increase of approximately 80%;

Total revenue increased from $5.7 million during the three months ended May 31, 2007 to $10.3 million during the three months ended May 31, 2008, representing an 81% year-over-year increase;

Average monthly subscription revenue per subscriber (ARPU) increased from $11.70 in the third quarter of 2007 to $11.99 in the third quarter of 2008;

Subscriber Acquisition Costs (SAC) increased from $40 in the third quarter of 2007 to $87 in the third quarter of 2008;

Cost Per Gross Addition (CPGA) decreased from $178 in the third quarter of 2007 to $141 in the third quarter of 2008;

Pre-Marketing Adjusted Operating Loss improved from $4.7 million during the three months ended May 31, 2007 to $1.3 million during the three months ended May 31, 2008. Pre-Marketing Adjusted Operating Loss has improved or remained consistent every quarter since we launched operations in the second quarter of 2006; and

Adjusted Operating Loss improved from $9.8 million during the three months ended May 31, 2007 to $7.1 million during the three months ended May 31, 2008.

1.3 U.S. Merger

On February 19, 2007, XM Satellite Radio and Sirius Satellite Radio in the United States announced their intention to merge subject to U.S. shareholder and government approval.  On November 13, 2007 both XM and Sirius obtained shareholder approval for the transaction. On March 24, 2008 the U.S. Justice Department approved the merger.   It is our understanding that as of the date hereof the parties continue to pursue regulatory approval from the U.S. Federal Communications Commission.  As XM and Sirius continue to seek this approval, we will diligently review the possible alternatives available to the Company to benefit our shareholders and customers. At this point in time it is unclear how these announcements will impact our business.

We rely on XM for the provision of our satellite radio service.  Our success will depend on XM’s cooperation and programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency, competitiveness, finances, regulatory status and overall success in the U.S.

2.0 Operating Definitions

2.1 Self-Paying Subscribers - Self-Paying Subscribers are those who are receiving and have agreed to pay for our satellite radio service through a credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as Self-Paying Subscribers.

2.2 Other Paying Subscribers - Other Paying Subscribers include: subscribers currently in an OEM trial period and vehicles factory-activated with the XM service, whereby automakers have agreed to pay for a portion or all of the trial period service; and Partnership Subscribers, which include those who are accessing a portion of our programming through other subscription services that we are partnered with. With respect to Partnership Subscribers, in exchange for providing the programming, we receive a portion of the monthly revenue collected by our partners, on a per subscriber basis. Revenue generated from Other Paying Subscribers contributes to Other Revenue in our Results from Financial Operations.

2.3 OEM Promotional Subscribers - OEM Promotional Subscribers include subscribers in the OEM trial period (generally a three-month period) where none of the trial is paid for by automakers, and all subscribers in the OEM post-trial period. The OEM post-trial period is the three-month period following the OEM trial period where we continue to attempt to convert subscribers into Self-Paying Subscribers.

2.4 Rental Car Subscribers - Rental Car Subscribers include rental cars installed with XM Canada’s service for which the Company receives compensation.

In Q1, 2008, as part of the Company’s continuing efforts to align its definitions more closely with industry norms, we started to include Rental Car Subscribers to our total subscriber figures. These subscriber amounts are counted in an additional category and were not included in historical amounts prior to Q1 2008.

Other Paying Subscribers, OEM Promotional Subscribers and Rental Car Subscribers are not included in our reporting of Subscription Revenue, ARPU, Cost per Gross Addition, Subscriber Acquisition Costs and SAC.

2.5 Subscription Revenue - Our revenue consists primarily of monthly subscription fees for our satellite audio service charged to consumers, commercial establishments and fleets, which are recognized as the service is provided.  Promotions and discounts are treated as a reduction to revenue over the term of the plan purchased by the subscriber.  Subscription revenue growth is predominantly driven by the growth in our subscriber base but is affected by fluctuations in the percentage of subscribers in our various discount plans and rate changes.

2.6 Subscriber Acquisition Costs and SAC - Subscriber acquisition costs include subsidies and distribution costs and net costs related to equipment sold direct to the consumer. Subscriber acquisition costs are divided by Self-Paying gross additions for the period to calculate what we refer to as “SAC”. SAC is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. We believe SAC is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. This non-GAAP measure, which uses certain expense line items from our statement of operations, should be used in addition to, but not as a substitute for, the analysis provided in statement of operations. In our financial statements, most of our SAC costs are captured in Marketing.

2.7 Cost Per Gross Addition (“CPGA”) - CPGA costs include the amounts in SAC, as well as Advertising and marketing, which includes advertising, media and other discretionary marketing expenses.  CPGA costs do not include the costs of marketing staff.  Cost Per Gross Addition is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. We believe CPGA is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. This non-GAAP measure, which uses certain expense line items from our statement of operations, should be used in addition to, but not as a substitute for, the analysis provided in statement of operations. CPGA costs are primarily captured by the combination of Subsidies & distribution, Advertising & marketing, plus the negative margins from equipment sales.  These costs are divided by the Self-Paying gross additions for the period to calculate Average CPGA.

2.8 Average Monthly Subscription Revenue Per Subscriber (“ARPU”) - Average monthly subscription revenue per subscriber is derived from the total of earned subscription revenue (net of promotions and rebates) divided by the monthly weighted average number of Self-Paying Subscribers for the period reported.  Average monthly revenue per subscriber is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles.  We believe ARPU is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. This non-GAAP measure, which uses certain revenue line items from our statement of operations, should be used in addition to, but not as a substitute for, the analysis provided in statement of operations. Average monthly subscription revenue per subscriber will fluctuate based on promotions, changes in our rates, as well as the adoption rate of annual and multi-year prepayment plans, multi-radio discount plans (such as the family plan), commercial plans and premium services.

2.9 Adjusted Operating Loss - Adjusted Operating Loss is defined as Operating loss before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Loss, as opposed to Operating loss or Net loss, provides a better measure of our core business operating results and improves comparability. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in statement of operations.  We believe Adjusted Operating Loss is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.  While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Loss is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Loss may not be comparable to similarly titled measures of other companies. Adjusted Operating Loss does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

2.10 Pre-Marketing Adjusted Operating Loss - Pre-Marketing Adjusted Operating Loss is defined as Adjusted Operating Loss (as defined in Section 2.9) adding back total marketing expenses. We believe that Pre-Marketing Adjusted Operating Loss is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in statement of operations.  We believe Pre-Marketing Adjusted Operating Loss is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

	Fiscal Year 2008
($000’s)	Q1	Q2	Q3
Reconciliation of Loss before the undernoted to Adjusted Operating Loss
Loss before the undernoted	(17,194)	(15,429)	(13,495)
Add back non-Adjusted Operating Loss items included in loss
Amortization	5,574	5,570	5,569
Stock-Based Compensation	1,072	770	763
Costs paid by parent company	54	56	57

Adjusted Operating Loss	(10,494)	(9,033)	(7,106)
Add Total marketing	7,039	7,426	5,827
Pre-Marketing Adjusted Operating Loss	(3,455)	(1,607)	(1,279)

	Fiscal Year 2007
($000’s)	Q1	Q2	Q3	Q4
Reconciliation of Loss before the undernoted to Adjusted Operating Loss
Loss before the undernoted	(19,286)	(22,292)	(16,157)	(18,622)
Add back non-Adjusted Operating Loss items included in loss
Amortization	5,602	5,603	5,606	5,599
Stock-Based Compensation	845	842	720	736
Costs paid by parent company	49	51	52	53

Adjusted Operating Loss	(12,790)	(15,796)	(9,779)	(12,234)
Add Total marketing	6,266	9,260	5,048	7,935
Pre-Marketing Adjusted Operating Loss	(6,524)	(6,536)	(4,731)	(4,299)

	Fiscal Year 2006
($000’s)	Q1	Q2	Q3	Q4
Reconciliation of Loss before the undernoted to Adjusted Operating Loss
Loss before the undernoted	(14,607)	(44,400)	(19,188)	(20,828)
Add back non-Adjusted Operating Loss items included in loss
Amortization	479	4,713	5,253	5,470
Stock-Based Compensation	0	22,245	691	759
Costs paid by parent company	2,863	0	0	186

Adjusted Operating Loss	(11,265)	(17,443)	(13,244)	(14,413)
Add Total marketing	4,630	9,385	6,231	7,775
Pre-Marketing Adjusted Operating Loss	(6,635)	(8,058)	(7,013)	(6,638)

	12 Months Ended August 31,
($000’s)	2007	2006
Reconciliation of Loss before the undernoted to Adjusted Operating Loss
Loss before the undernoted	(76,357)	(99,024)
Add back non-Adjusted Operating Loss items included in loss
Amortization	22,409	15,914
Stock-Based Compensation	3,144	23,695
Costs paid by parent company	205	3,049

Adjusted Operating Loss	(50,599)	(56,366)
Add Total marketing	28,509	28,021
Pre-Marketing Adjusted Operating Loss	(22,090)	(28,345)

3.0 Results from Financial Operations

The following selected financial information for the three and nine months ended May 31, 2008 and 2007 has been derived from our unaudited consolidated financial statements and should be read in conjunction with our unaudited consolidated financial statements and related notes included elsewhere in this quarterly report.

	Three Months Ending May 31,		Nine Months Ending May 31,
	2008	2007	2008	2007
Revenue
Subscription	9,503,477	5,070,166	24,509,203	12,306,321
Activation	230,053	164,976	647,291	429,880
Equipment sales	209,692	206,862	1,389,439	861,774
Advertising and Other Revenue	392,726	268,882	1,131,569	813,165
Total Revenue	10,335,948	5,710,886	27,677,502	14,411,140

Operating expenses
Cost of revenue
Revenue share and royalties	3,002,494	1,621,272	7,712,952	3,832,992
Customer care & billing operations	710,962	608,790	2,354,873	1,919,613
Cost of merchandise	781,198	418,575	3,119,207	1,609,473
Broadcast and operations	833,090	627,851	2,109,712	2,466,462
Programming and content	2,623,500	3,012,460	7,166,506	9,380,412
Total cost of revenue	7,951,244	6,288,948	22,463,250	19,208,952

General and administrative	3,720,545	3,632,199	11,722,325	12,571,509
Special Charges	0	573,400	0	573,400
Stock based compensation	763,397	720,032	2,605,844	2,407,573

Marketing
Support	614,190	780,132	2,097,447	2,722,106
Subsidies and distribution	3,015,532	827,004	9,131,747	3,430,977
Advertising and marketing	2,196,863	3,440,548	9,062,293	14,421,273
Total marketing	5,826,585	5,047,684	20,291,487	20,574,356

Amortization	5,569,361	5,606,096	16,713,036	16,810,627
Total operating expenses	23,831,132	21,868,359	73,795,942	72,146,417

Loss before the undernoted	(13,495,184)	(16,157,473)	(46,118,440)	(57,735,277)
Interest income	285,738	434,731	1,181,142	1,936,112
Interest expense	(4,273,146)	(3,819,342)	(12,340,982)	(11,641,210)
Revaluation of derivative	(503,600)	0	(503,600)	0
Foreign exchange gain / (loss)	(803,122)	6,273,883	5,067,362	3,186,357

Net loss and comprehensive loss for the period	(18,789,314)	(13,268,201)	(52,714,518)	(64,254,018)

The following is a summary of our quarterly results for the past eight fiscal quarters.

	Fiscal Quarter
In thousands except per share amounts	Q1 ‘08	Q2 ‘08	Q3 ‘08
Revenue	8,146	9,196	10,336
Net income (loss)	(16,157)	(17,768)	(18,789)
Net income (loss) per basic and fully diluted share	(0.34)	(0.37)	(0.39)

	Fiscal Quarter
In thousands except per share amounts	Q1 ‘07	Q2 ‘07	Q3 ‘07	Q4 ‘07
Revenue	3,839	4,862	5,711	6,833
Net income (loss)	(23,922)	(27,064)	(13,268)	(20,386)
Net income (loss) per basic and fully diluted share	(0.50)	(0.57)	(0.28)	(0.43)

Fiscal Quarter
In thousands except per share amounts	Q4 ‘06
Revenue	3,417
Net income (loss)	(23,732)
Net income (loss) per basic and fully diluted share	(0.50)

Revenue grew by 12% from Q2 2008 to Q3 2008 and by 81% from Q3 2007 to Q3 2008. This is a direct result of our growing subscriber base.

Results of Operations

For the three and nine months ended May 31 2007 and 2008.

The following table is a summary of some of the key financial and operating metrics that we use to help measure the success of operations. Please refer to Section 2.0 for operating definitions.

	Three Months Ending May 31
	2008	2007
Financial Metrics ($000s)
Revenue	10,336	5,711
Adjusted Operating Loss	(7,106)	(9,779)

Operating Metrics
Subscribers	439,900	277,600
ARPU	$11.99	$11.70
SAC	$87	$40
CPGA	$141	$178

Subscribers

As at May 31, 2008 we had a total subscriber count of 439,900, comprised of 382,000 Paying Subscribers, 46,700 OEM Promotional Subscribers and 11,200 Rental Car Subscribers. Included in the 382,000 Paying Subscribers are 280,400 Self-Paying and 101,600 Other Paying. Paying Subscribers are the primary source of our revenues

ARPU ($)

ARPU was $11.70 and $11.99 for the three months ended May 31, 2007 and 2008, respectively.  We attribute much of this growth to an increasing proportion of our subscribers transitioning from our previous basic monthly subscription price of $12.99 to the new $14.99 price. ARPU is below the basic service price due to promotions offered to new OEM Self-Paying Subscribers, family plan subscribers and discounted multi-year plans that provide the Company with a significant working capital benefit.

Deferred Revenue on Balance Sheet (short-term and long-term) ($ millions)

The amount of deferred revenue on our balance sheet includes cash received on the purchase of service plans as well as the unamortized amount of activation revenue, which is typically amortized over 40 months. A majority of the balance is from the prepayment of service plans. As a contributing factor towards positive working capital for our business, we strategically offer discounted service plans to incent long-term prepayment. Our short-term and long-term deferred revenue balance on our balance sheet has increased by approximately $10 million over the past 12 months. We attribute this to the growing number of months that customers typically prepay for service, as well as our growing subscriber base. As we continue to grow our subscriber base, we expect this balance to continue to increase.

Revenue

Revenue includes Subscriber Revenue, activation fees, the sale of merchandise through our direct fulfillment channel, advertising revenue on our Canadian-produced channels and Other revenue from Partnership Subscribers.

($000,000)

•
Three Months: For the three months ended May 31, 2007 and 2008, Revenue was $5.7 million and $10.3 million, respectively, an increase of 81% or $4.6 million. The increase was mostly attributable to our increasing subscriber base.

•
Nine Months: For the nine months ended May 31, 2007 and 2008, Revenue was $14.4 million and $27.7 million, respectively, an increase of 92% or $13.3 million. The increase was mostly attributable to our increasing subscriber base.

Cost of Revenue

For the three months ended May 31, 2007 and 2008, Cost of Revenue was $6.3 million and $8.0 million, respectively, an increase of 26% or $1.7 million. For the nine months ended May 31, 2007 and 2008, Cost of Revenue was $19.2 million and $22.5 million, respectively, an increase of 17% or $3.3 million. These expenses are comprised of the following:

Revenue Share & Royalties - Revenue share & royalties includes CRTC fees, Canadian talent development fees, performance rights obligations to composers, artists, and copyright owners for public performances of their creative works broadcast on XM Canada, residual commissions paid to distribution partners, and fees paid to XM, including a 15% monthly royalty on all subscriber revenue.

•
Three Months: For the three months ended May 31, 2007 and 2008, Revenue Share & Royalties expenses were $1.6 million and $3.0 million, respectively, an increase of 85% or $1.4 million. This increase is directly attributable to our increasing revenue and subscriber base.  We expect these costs to continue to increase with the growth in revenues and subscribers, and may fluctuate based on future agreements.

•
Nine Months: For the nine months ended May 31, 2007 and 2008, Revenue Share & Royalties expenses were $3.8 million and $7.7 million, respectively, an increase of 101% or $3.9 million. This increase is directly attributable to our increasing revenue and subscriber base.  We expect these costs to continue to increase with the growth in revenues and subscribers, and may fluctuate based on future agreements.

Customer Care and Billing Operations - Customer care & billing costs consist primarily of personnel and related costs associated with the ongoing operations of a call centre to activate and bill satellite radio subscribers.

•
Three Months: For the three months ended May 31, 2007 and 2008, Customer Care & Billing Operations expenses were $0.6 million and $0.7 million, respectively, an increase of 17% or $0.1 million. These costs are primarily driven by the volume derived from our growing subscriber base and the rate of growth in gross activations of subscribers.

•
Nine Months: For the nine months ended May 31, 2007 and 2008, Customer Care & Billing Operations expenses were $1.9 million and $2.4 million, respectively, an increase of 23% or $0.5 million. These costs are primarily driven by the volume derived from our growing subscriber base and the rate of growth in gross activations of subscribers.

•	Customer Care & Billing Operations cost per average Self-Paying Subscriber for the three months ended May 31, 2007 and 2008 was $1.40 and $0.89, respectively, a decrease of $0.51 or 36%.

Cost per average Self-Paying Subscriber

Cost of Merchandise - We sell merchandise direct to employees, friends and family, existing subscribers who want additional radios, and to commercial accounts through our Direct Fulfillment Channel.  Cost of merchandise consists primarily of the cost of radios and accessories and related fulfillment costs associated with the direct sale of this merchandise.

•
Three Months: For the three months ended May 31, 2007 and 2008, Cost of Merchandise expenses were $0.4 million and $0.8 million, respectively, an increase of 87% or $0.4 million. These costs are primarily driven by the volume and levels of discounts on radio sales, which are mostly affected by promotional programs and commercial accounts.

•
Nine Months: For the nine months ended May 31, 2007 and 2008, Cost of Merchandise expenses were $1.6 million and $3.1 million, respectively, an increase of 94% or $1.5 million. These costs are primarily driven by the volume and levels of discounts on radio sales, which are mostly affected by promotional programs and commercial accounts. During Q1 2008, we sold approximately 20,000 radios to new subscribers and to other distributors through our direct channel. This resulted in a significant increase in equipment sales.

Broadcast & Operations - Broadcast and operations includes costs associated with operating our terrestrial repeater network, the management and maintenance of systems and facilities as well as information technology expense related to our studios.  Broadcast expenses include costs associated with the management and maintenance of the systems, software, hardware, production and performance studios used in the creation and distribution of our Canadian-produced channels.  Operations expense includes facilities, operations costs for the repeater network and information technology expenses related to the broadcast facilities.

•
Three Months: For the three months ended May 31, 2007 and 2008, Broadcast & Operations expenses were $0.6 million and $0.8 million, respectively, an increase of 33% or $0.2 million. Timing of maintenance and repairs on our broadcast repeaters will fluctuate quarter to quarter.

•
Nine Months: For the nine months ended May 31, 2007 and 2008, Broadcast & Operations expenses were $2.5 million and $2.1 million, respectively, a decrease of 14% or $0.4 million. Timing of maintenance and repairs on our broadcast repeaters will fluctuate quarter to quarter.

•
Broadcast & Operations cost per average Self-Paying Subscriber for the three months ended May 31, 2007 and 2008 was $1.45 and $1.05, respectively, a decrease of $0.40 or 28%.  We expect Broadcast and Operations to continue to decrease on an average cost per subscriber basis.

Cost per average Self-Paying Subscriber

Programming & Content - Programming & content include the creative, production and licensing costs associated with our Canadian-produced channels, which includes third party content acquisition.  We view Programming and content expenses as a cost of attracting and retaining subscribers. This includes costs of programming staff and fixed payments for third party content. These costs are primarily driven by programming initiatives.  National Hockey League® was launched on the XM Service in October 2005.  NHL seasons run for the nine month period beginning in October of each year and we have amortized these costs over the same period.

•
Three Months: For the three months ended May 31, 2007 and 2008, Programming & Content expenses were $3.0 million and $2.6 million, respectively, a decrease of 13% or $0.4 million. This decrease is a result of actions taken during Q3 2007 to improve the company’s efficiencies, improve the content on talk and music channels produced by the company, and allocate resources on high growth subscriber channels.

•
Nine Months: For the nine months ended May 31, 2007 and 2008, Programming & Content expenses were $9.4 million and $7.2 million, respectively, a decrease of 24% or $2.2 million. This decrease is a result of actions taken during Q3 2007 to improve the company’s efficiencies, improve the content on talk and music channels produced by the company, and allocate resources on high growth subscriber channels.

Marketing - For the three months ended May 31, 2007 and 2008, Marketing expenses were $5.0 million and $5.8 million, respectively, an increase of 15% or $0.8 million. Marketing costs consist of the direct cost to acquire a subscriber, which include subsidies to drive hardware price points and distribution commissions, as well as discretionary costs consisting of advertising and brand development and promotion of the launch of our service.  Marketing also includes the cost of marketing staff.

Marketing Support - Marketing Support includes staffing directly associated with selling radio receivers through our distribution channels, converting OEM trial customers into Self-Paying Subscribers, and marketing the brand.

•
Three Months: For the three months ended May 31, 2007 and 2008, Marketing Support expenses were $0.8 million and $0.6 million, respectively, a decrease of 21% or $0.2 million. This decrease is a result of actions taken during Q3 2007 to improve the company’s efficiencies.

•
Nine Months: For the nine months ended May 31, 2007 and 2008, Marketing Support expenses were $2.7 million and $2.1 million, respectively, a decrease of 23% or $0.6 million. This decrease is a result of actions taken during Q3 2007 to improve the company’s efficiencies.

Subsidies & Distribution - These direct costs include the subsidization of radios, commissions for the sale and activation of radios, and certain promotional costs.

•
Three Months: For the three months ended May 31, 2007 and 2008, Subsidies & Distribution expenses were $0.8 million and $3.0 million, respectively, an increase of 265% or $2.2 million. Subsidies & Distribution expenses increased due to:

m	A significantly higher number of self-paying gross additions in Q3 2008 versus Q3 2007;

m	Management’s decision to shift expenditures from Advertising and Marketing to targeted hardware promotions; and

m
We pay some hardware manufacturers a portion of the subsidy several months prior to the receiver being sold to the end consumer. We were required to pay a portion of these subsidies in advance of the Father’s Day holiday season.

•
Nine Months: For the nine months ended May 31, 2007 and 2008, Subsidies & Distribution expenses were $3.4 million and $9.1 million, respectively, an increase of 166% or $5.7 million. Subsidies & Distribution expenses increased for the same reasons mentioned above.

SAC ($)

Subscriber Acquisition Costs and SAC - SAC was $40 and $87 for the three months ended May 31, 2007 and 2008, respectively. The increase in SAC is attributable to management’s decision to shift expenditures from general advertising and media towards targeted marketing via hardware promotions at retailers, combined with pre-payment of subsidies in anticipation of a strong Father’s Day holiday season. As a result, SAC is higher than the same quarter last year, however CPGA continues to decline year-over-year.

Advertising & Marketing - We achieve success in these areas through coordinated marketing campaigns that include retail advertising through various media, cooperative advertising with our distribution partners, sponsorships, and ongoing market research. These costs fluctuate based on the timing of these activities.

•
Three Months: For the three months ended May 31, 2007 and 2008, Advertising & Marketing expenses were $3.4 million and $2.2 million, respectively, a decrease of 36% or $1.2 million. Advertising & Marketing expenses decreased due to a reallocation of spending towards directly targeting the customers through hardware promotions.

•
Nine Months: For the nine months ended May 31, 2007 and 2008, Advertising & Marketing expenses were $14.4 million and $9.1 million, respectively, a decrease of 37% or $5.3 million. Advertising & Marketing expenses decreased due to a reallocation of spending towards directly targeting customers through hardware promotions.

CPGA ($)

Cost Per Gross Addition (CPGA) - CPGA was $178 and $141 for the three months ended May 31, 2007 and 2008, respectively.  We expect that we will be able to continue to leverage CPGA downward as we grow our subscriber base through cost efficient distribution channels.

General & Administrative - General & Administrative expenses primarily include compensation, IT support and processing costs as well as other expenses which include public company costs, bad debt expense, office occupancy expenses and other corporate expenses.

•
Three Months: For the three months ended May 31, 2007 and 2008, General & Administrative expenses were $3.6 million and $3.7 million, respectively, an increase of 2% or $0.1 million. General & Administrative expenses consist of the following:

m	Compensation increased from $0.9 million during Q3 2007 to $1.1 million for Q3 2008;

m	IT support and processing remained relatively consistent, decreasing slightly from $1.5 million during Q3 2007 to $1.2 million for Q3 2008; and

m	Other expenses increased from $1.3 million during Q3 2007 to $1.5 million for Q3 2008.

•
Nine Months: For the nine months ended May 31, 2007 and 2008, General & Administrative expenses were $12.6 million and $11.7 million, respectively, a decrease of 7% or $0.9 million. General & Administrative expenses consist of the following:

m	Compensation increased from $2.7 million during the nine months ended May 31, 2007 to $3.2 million for the nine months ended May 31, 2008;

m	IT support and processing decreased from $4.6 million during the nine months ended May 31, 2007 to $4.1 million for the nine months ended May 31, 2008; and

m
Other expenses decreased from $5.3 million during the nine months ended May 31, 2007 to $4.4 million for the nine months ended May 31, 2008, largely due to reduced capital taxes related to fiscal 2007 and expected for fiscal 2008.

•	General & Administrative cost per average Self-Paying Subscriber for the three months ended May 31, 2007 and 2008 was $9.70 and $4.68, respectively, a decrease of $5.02 or 52%.

Cost per average Self-Paying Subscriber

Stock based compensation - These are expenses related to the issuance of stock options.

•	Three Months: For the three months ended May 31, 2007 and 2008, Stock based compensation was $0.7 million and $0.8 million, respectively.

•	Nine Months: For the nine months ended May 31, 2007 and 2008, Stock based compensation was $2.4 million and $2.6 million, respectively.

Special Charges - In March 2007, management commenced actions designed to improve the company’s efficiencies, improve the content on talk and music channels produced by the company, and allocate resources on high growth subscriber channels. Charges incurred in connection with these initiatives during the third quarter of 2007 totaled $0.6 million. No charges were incurred during the third quarter of 2008.

Adjusted Operating Loss (in millions)

Adjusted Operating Loss - We believe that Adjusted Operating Loss, as opposed to Operating loss or Net loss, provides a better measure of our core business operating results and improves comparability.  A more detailed definition and calculation of Adjusted Operating Loss is provided in Section 2.9.

•
Three Months: For the three months ended May 31, 2007 and 2008, Adjusted Operating Loss was $9.8 million and $7.1 million, respectively, an improvement of $2.7 million. As we continue to grow our revenue and manage Programming, General & Administrative and Marketing costs, we expect Adjusted Operating Loss to continue to improve.

•
Nine Months: For the nine months ended May 31, 2007 and 2008, Adjusted Operating Loss was $38.4 million and $26.6 million, respectively, an improvement of $11.8 million. As we continue to grow our revenue and manage Programming, General & Administrative and Marketing costs, we expect Adjusted Operating Loss to continue to improve.

Pre-Marketing Adjusted Operating Loss (in millions)

Pre-Marketing Adjusted Operating Loss - We believe that Pre-Marketing Adjusted Operating Loss is a good measure of operating performance before investing to acquire new subscribers. A more detailed definition and calculation of Pre-Marketing Adjusted Operating Loss is provided in Section 2.10.

•
Three Months: For the three months ended May 31, 2007 and 2008, Pre-Marketing Adjusted Operating Loss was $4.7 million and $1.3 million, respectively, an improvement of $3.4 million. As we continue to grow our revenue and manage Programming and General & Administrative costs, we expect Pre-Marketing Adjusted Operating Loss to continue to improve. Pre-Marketing Adjusted Operating Loss has improved or remained consistent every quarter since we launched operations in the second quarter of 2006.

•
Nine Months: For the nine months ended May 31, 2007 and 2008, Pre-Marketing Adjusted Operating Loss was $17.8 million and $6.4 million, respectively, an improvement of $11.4 million. As we continue to grow our revenue and manage Programming and General & Administrative costs, we expect Pre-Marketing Adjusted Operating Loss to continue to improve.

Net Non-operating Expenses

Interest Expense - Interest expense includes costs associated with our Notes, our convertible unsecured subordinated debentures (the “Debentures”), and other interest bearing obligations.

•
Three Months: For the three months ended May 31, 2007 and 2008, Interest Expense was $3.8 million and $4.3 million, respectively. The primary increase in interest expense is due to the issuance of the Debentures during Q1 2008.

•
Nine Months: For the nine months ended May 31, 2007 and 2008, Interest Expense was $11.6 million and $12.3 million, respectively. The primary reason for the increase in interest expense is due to the issuance of the Debentures during Q1 2008.

Interest Income - Interest income includes income from our cash balances and restricted investments.

•
Three Months: For the three months ended May 31, 2007 and 2008, Interest Income was $0.4 million and $0.3 million, respectively, a decrease of $0.1 million. Interest Income decreased as the restricted and unrestricted cash balances have decreased since the third quarter of 2007.

•
Nine Months: For the nine months ended May 31, 2007 and 2008, Interest Income was $1.9 million and $1.2 million, respectively, a decrease of $0.7 million. Interest Income decreased as the restricted and unrestricted cash balances have decreased since the third quarter of 2007.

Revaluation of derivative - The Company had determined the Notes contain an embedded derivative relating to the right to prepay the debt with an original value of approximately $1 million.  During the three and nine months ended May 31, 2008, the embedded derivative was revalued to approximately $0.5 million, resulting in a charge of $0.5 million during the third quarter.

Foreign Exchange Gain - Includes costs or gains associated with our Notes, restricted investment, short-term investments and cash balances which are denominated in US$.

•
Three Months: For the three months ended May 31, 2007 and 2008, Foreign Exchange Gain was $6.3 million and Foreign Exchange Loss was $0.8 million, respectively. The loss in Q3 2008 was due to the Canadian dollar weakening versus the US dollar over this period.

•
Nine Months: For the nine months ended May 31, 2007 and 2008, Foreign Exchange Gain was $3.2 million and $5.1 million, respectively. The gain was due to the Canadian dollar strengthening versus the US dollar over this period.

Liquidity and Capital Resources

Change in cash and short-term investments, excluding Debentures ($ in millions)

At May 31, 2008, we had total cash and short term investments of $21.1 million. Cash and short term investments increased $0.3 million in the third quarter. We attribute this increase to improved revenue through strong subscriber growth and increasing ARPU, as well as effective cost controls through expense reduction and working capital.

We believe that our current and internally generated cash resources will be sufficient to cover our funding needs until sustained positive free cash flow, the point at which revenues and working capital sources will fund operating expenses, working capital requirements, interest and principal payments and capital expenditures. Our current business plan, which is designed to increase subscribers and revenues while reducing our cost per gross addition and fixed expenditures, is based on assumptions we believe are reasonable, but which contain significant uncertainty. In our third quarter of fiscal 2008 we achieved positive free cash flow.

We continuously review and update our business plan and financial projections. This review process may result in changes to our business plan and financial projections which may materially change our cash requirements or delay achievement of sustained positive free cash flow. Our financial projections are based on estimates regarding expected future costs and expected revenue that includes:

•	Increasing revenue as we continue to add Self-Paying Subscribers to the service;

•	Reducing the cost per gross addition of a subscriber;

•	Improvement of Company efficiencies and reduction of costs from suppliers;

•
Deferral of payments made to suppliers and licence agreements, including the deferral of a portion of the NHL license fee for the 2007/2008 and 2008/2009 hockey season to 2011/2012, 2012/2013 and 2013/2014;

•	Contractual obligations;

•	Utilization of the XM Credit Facility (defined below); and

•	Sale of multi-year plans.

A change in any of these factors may increase our need for funds, which would require us to seek additional financing to continue implementing our current business plan. Our ability to obtain additional financing depends on several factors including future market conditions, our success or lack of success in developing, implementing and marketing our satellite audio service and data services. If we fail to obtain necessary financing on a timely basis, a number of adverse effects could occur, or we may have to revise our business plan. However, we are confident today that our projections will be met.

We have a $45 million standby credit facility from XM which can be utilized to finance purchases of terrestrial repeaters or for the payment of license fees (the “XM Credit Facility”).  The facility matures on December 31, 2012 and bears an interest rate of 9%. XM has a right to convert unpaid principal amounts into our Class A Subordinate Voting Shares, subject to regulatory approval. The Company has drawn on the XM Credit Facility for the payment of license fees, purchase repeater equipment parts and for interest accrued. As at May 31, 2008, we have drawn approximately $6.1 million against this credit facility. We expect to continue to utilize the XM Credit Facility during 2008.

In addition, an amendment to the XM Credit Facility allows the Company to draw on the credit facility for payments due on a specific purchase of radio inventory totaling $3 million. This draw does not accrue interest and must be repaid by June 15, 2008. During the three and nine months ended May 31, 2008, the Company utilized $771,019 and $2,289,002 respectively under the facility to purchase radio inventory and this amount is included in accounts payable and accrued liabilities. During the third quarter of 2008, an amendment to the credit facility was signed which revises the condition to be met prior to drawing on the credit facility and it was agreed to amend the interest rate. The changes included in this amendment are effective for draws on the credit facility made after August 31, 2008.

Operating Activities - As is expected with a start up entity, operating activities primarily consist of net loss adjusted for certain non-cash items including amortization, stock-based compensation, unrealized foreign exchange gains and losses and the effect of changes in working capital. By way of example, in our first year of operations, approximately forty percent of our net loss was in non-cash items.

•
During the third fiscal quarter of 2008, cash used in operating activities was $0.4 million, consisting of a net loss of $18.8 million adjusted for net non-cash expenses of $13.2 million and a $5.2 million source from working capital. As we continue to grow our subscriber base, we expect operating losses to decrease.

•
During the first nine months of fiscal 2008, cash used in operating activities was $22.0 million, consisting of a net loss of $52.7 million adjusted for net non-cash expenses of $20.3 million and a $10.4 million source of working capital. As we continue to grow our subscriber base, we expect operating losses to decrease.

Investing Activities - Investing activities primarily consist of capital expenditures and activity in our restricted investment accounts.

•
During the third fiscal quarter of 2008, cash used in investing activities was $0.2 million, consisting of a use of $0.1 million for capital expenditures and net purchase of $0.1 million of short term investments.

•
During the first nine months of fiscal 2008, cash used in investing activities was $4.8 million, consisting of a use of $0.3 million for capital expenditures, net purchase of $10.9 million of short-term investments, and a $6.4 million payment for interest expense on our U.S. debt, paid from restricted investments.

Financing Activities - Financing activities primarily consist of net proceeds from debt and equity financing.

•
During the third fiscal quarter of 2008, $0.8 million was provided by financing activities. An amendment to the XM credit facility allowed the Company to draw on the facility for payment of a specific purchase of radio inventory during the quarter.

•
During the first nine months of fiscal 2008, $21.7 million of cash was provided by financing activities, $19.4 million of which is from the net proceeds raised through the Debentures. On September 12, 2007, we closed a private placement of $20 million aggregate principal amount of convertible unsecured subordinated debentures due September 12, 2014. The debentures bear interest at a rate of 8.0 per cent per annum payable semi-annually in arrears on December 31 and June 30. Each debentureholder shall have the option to receive such interest either in the form of cash or Class A Subordinated Voting Shares of CSR. At any time prior to September 12, 2014, the debentures are convertible at a conversion price of $5.92 at the holders' option into Shares of CSR which is equal to a conversion ratio of 168.919 Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances. The additional $2.3 million was provided through a draw on the XM credit facility for payment of a specific purchase of radio inventory during Q2 and Q3, 2008.

Contractual Commitments

We have entered into a number of leases and other contractual commitments.  The following table summarizes our outstanding contractual commitments as of May 31, 2008 (in 000’s):

	Total(1)	Less than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
NHL Agreement	57,085	3,736	13,368	18,060	21,920
Principal on 12.75% Senior Notes	99,300	0	0	0	99,300
Interest on 12.75% Senior Notes	75,965	12,661	25,322	25,322	12,661
Principal on 8.0% convertible notes	20,000	0	0	0	20,000
Interest on 8.0% convertible notes	10,733	1,600	3,200	3,200	2,733
Operating leases	5,262	1,188	2,030	587	1,457
Marketing & Advertising(2)	24,992	7,556	3,277	3,476	10,683
Information Technology	18,458	3,328	10,280	4,850	0
Other	3,855	3,381	423	50	0
	315,650	33,450	57,900	55,545	168,755
__________________

Notes:

(1) In connection with our broadcasting License, amended February 10, 2006, we are required to contribute or make payments based on a minimum of 5% of revenues over the six year license term towards Canadian talent development. In addition, the Company will be required to make certain music programming royalty payments to Canadian copyright collectives. The specific amounts payable under these arrangements are negotiated on a periodic basis. These arrangements have not been included in the table above due to the variability of the commitments.

 (2) We have committed to purchase for cash $7 million of a total $10 million of advertising committed from an entity over a three period commencing on the closing of the initial public offering, subject to a per annum minimum of $1.5 million. In addition, we have a commitment with one of our distribution partners to provide advertising and marketing spend towards co-branding initiatives.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Arrangements, Relationships and Transactions with Related Parties

During the three months ended May 31, 2008, the Company had the following transactions with related parties, which were in the normal course of operations.

As at May 31, 2008, XM Satellite Radio Holdings Inc. (XM) had a 23.1% ownership interest in the Company.

The Company entered into a license agreement and a technical services agreement with XM Satellite Radio Holdings Inc. (XM) in fiscal 2006. During the three and nine months ended May 31, 2008, the Company incurred approximately $1,620,883 and $4,259,333 (2007 - $878,953 and $2,105,953) in expenses related to the License Agreement. The Company incurred expenses of approximately $111,039 and $336,639 for the three and nine months ended May 31, 2008 (2007 - $118,000 and $389,000) related to technical services.

During the three and nine months ended May 31, 2008, the Company also incurred approximately $696,510 and $1,800,516 (2007 - $383,600 and $1,617,800) related to the reimbursement of call centre, purchase of repeater parts and other charges paid on CSR’s behalf.

The following amount included in accounts payable, is due to XM in respect of fees under the License Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, and the reimbursement of call centre and other charges paid on CSR’s behalf.

	May 31, 2008	August 31, 2007
Accounts payable to XM	$3,346,950	$3,466,953

During the three and nine months ended May 31, 2008, the Company utilized $2,361,133 and $6,127,149 respectively under the credit facility of $45 million previously provided to XM. This facility is to be utilized to finance the purchase of terrestrial repeater equipment and to pay license fees.  The details of this credit facility are included in note 4.

During the three and nine ended May 31, 2008, the Company received printing services from AMI Printing valued at approximately $3,173 and $139,516 respectively  (2007 - $106,000 and $636,400). An affiliate of CSRI holds an indirect minority interest in AMI Printing.

The Company has a payroll service agreement with Priszm LP for an annual amount of $30,000. In addition, the Company sold approximately $0 and $174,285 (2007 - $59,800 and $130,800) of advertising to Priszm LP during the three and nine months ended May 31, 2008. Priszm LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by the Executive Chairman of the Company.

During the three and nine months ended May 31, 2008, the Company had a marketing agreement with Vision Group of Companies (Vision), under which the Company received field marketing services valued at approximately $130,086 and $493,560 respectively (2007 - $612,200 and $2,061,200).  This amount consists of fees paid to Vision of $37,500 and $160,000 respectively and amounts paid by Vision to vendors on the Company’s behalf of $92,586 and $333,560 respectively. The principal of Vision is related to the Executive Chairman of the Company.

During the three and nine months ended May 31, 2008, the Company incurred $75,118 and $284,622  (2007 - $100,300 and $455,100) for expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from companies controlled by the Executive Chairman of the Company. The Company has leased this property for a 15-year period for a total amount of approximately $2.5 million.

During the three and nine months ended May 31, 2008, the Company incurred consulting services related to public relations from the Wilcox Group totalling approximately $44,879 and $153,440 respectively (2007 - $143,000 and $343,300). A director of the Company is the principal of the Wilcox Group.

During September 2007, the Company issued convertible notes. $4.0 million of the convertible notes were issued to XM and $6.0 million were issued to shareholders of CSRI, including John I. Bitove. A description of the convertible notes is included in note 4.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  We believe that the accounting estimates used to assess the carrying value of intangibles and long-lived assets, as well as estimates related to stock-based compensation, revenue recognition, asset retirement obligations and royalties to artists are critical accounting estimates.

Intangibles and Long-Lived Assets

We review the carrying value of our amortizable intangible assets and capital assets whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of the projected cash flows. Any change in estimates which cause the undiscounted expected future cash flows to be less than the carrying value would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

Stock-based Compensation

The estimated fair value of stock awards granted to employees as of the date of grant is recognized as compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees, the estimated fair value of stock awards granted to non-employees is recognized as expense over the period in which the related goods or services are rendered.   The determination of the fair value of stock awards includes the use of option pricing models and the use of the following estimates:  expected volatility, expected option life and expected interest rates.

Revenue Recognition

Revenue from subscribers consists of our monthly subscription fee, which is recognized as the service is provided, and a non-refundable activation fee, which is recognized on a pro-rata basis over an estimated term of the subscriber relationship (currently 40 months), which is based upon management’s judgment and experience in the United States. We expect to refine this estimate as more data becomes available. If the actual term of our subscriber relationships is significantly greater than our current estimate of 40 months, the period over which we recognize the non-refundable activation fee will be extended to reflect the actual term of our subscriber relationships.  Sales incentives, consisting of discounts and rebates to subscribers, offset earned revenue.

Accrued Royalties to Artists

We have accrued a liability for amounts expected to by owed for royalties with the Society of Composers, Authors and Music Publishers of Canada/Société canadienne des auteurs, compositeurs et éditeurs de musique (SOCAN), The Society for the Reproduction Rights of Authors, Composers and Publishers in Canada Inc./Société du droit de reproduction des auteurs, compositeurs, et éditeurs au Canada (SODRAC) Inc. and The Canadian Musical Reproduction Rights Agency Ltd. (CMRRA).  While we believe that these accruals are adequate, the use of different estimates could have a significant impact on our results of operations.

Asset Retirement Obligations

We have recorded asset retirement obligations with respect to the retirement of terrestrial repeater equipment and restoration of facilities back to their original state at the end of their respective lease terms.   Accruals have been made based on management’s estimates of current market restoration costs, inflation rates and discount rates. At the inception of the lease, the present value of the expected future cash payments related to the asset retirement.   We believe that the assumptions used for these accruals are reasonable based on information currently available, but changes to these assumptions could impact the asset retirement obligation balance in future periods.

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to it by others.  As at August 31, 2007, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to provide that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls

During the three months ended May 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Recent Accounting Pronouncements

In April 2005, the Canadian Institute of Chartered Accountants (CICA) issued the following new Handbook Sections: Section 1530, “Comprehensive Income”; Section 3251, “Equity”; Section 3855, “Financial Instruments - Recognition and Measurement”; and Section 3865 “Hedges”, for annual periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income.  These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other primary financial statements.  Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period in addition to the requirements of Section 1530.  Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is extinguished.  Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the related accounting.  CSR adopted Sections 1530, 3251, 3855 and 3865 on September 1, 2007.  Details of the impact of the application of these standards are discussed in Note 2 to the Company’s consolidated financial statements.

In May 2007, the Accounting Standards Board amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment about the future and disclose any material uncertainties related to events or conditions which may cast significant doubt upon the entity’s ability to continue as a going concern. This amendment is effective for annual periods beginning after January 1, 2008 and the Company plans to adopt this new guidance effective September 1, 2008.

In February 2008, the CICA issued Section 3062, Goodwill and Intangible Assets, which introduces changes to the recognition, measurement and disclosure of goodwill and intangible assets. The Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with early adoption encouraged. The Company is currently assessing the impact of this standard.

Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider

In September 2006, the FASB Emerging Issues Task Force issued EITF No. 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider, which states how a service provider company that depends on specialized equipment should account for consideration paid to the manufacturers and resellers of such equipment. EITF No. 06-1 requires that the service provider recognize payments based on the form of benefit the end-customer receives from the manufacturer or reseller. If the form of benefit is “other than cash” or the service provider does not control the form of benefit provided to the customer, the consideration would be classified as an expense. If the form of benefit is cash, the consideration would be classified as an offset to revenue. The consensus requires retrospective application to all prior periods as of the beginning of the first annual reporting period beginning after June 15, 2007. This Issue is effective for the first annual reporting period beginning after June 15, 2007.  We adopted this standard September 1, 2007 and it did not impact our consolidated results of operations or financial position.

Certain Risk Factors

The risk factors below are selected and have been updated from the risks itemized in our Form 20-F for the fiscal year ended August 31, 2007. Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.

Our cumulative expenditures and losses have been significant.

We have expended and will continue to expend significant funds for marketing, developing our subscriber management systems, maintaining and enhancing our terrestrial repeater network, programming and distribution contracts, royalty fees and the maintenance of our broadcast and office facilities. In addition, our cumulative losses and cumulative negative cash flow may continue, and possibly increase, as we incur expenses to grow our subscriber base. If we are ultimately unable to generate sufficient revenues to become profitable and have positive cash flow, you could lose your investment.

We rely on our exclusive relationship with XM for the provision of the satellite radio service.

We have an exclusive agreement with XM to provide XM’s satellite digital audio radio services, or SDARS, in Canada. Our success as a business depends on XM’s cooperation and its programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficacy, competitiveness, finances, regulatory status and overall success in the U.S. Because of our dependency on XM, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, our business may suffer as well. Furthermore, a breach of our agreement with XM or a failure by XM to perform its part of the agreement would have detrimental financial consequences to our business. Our agreement with XM, which became effective November 17, 2005, is only for an initial term of ten years and we have a right to extend this exclusive agreement for an additional five years only if certain preconditions are satisfied. If we are unable to renew or extend our agreement with XM at the conclusion of the ten-year term, it could be impossible to operate our business.

Demand for our service may be insufficient for us to become profitable.

We cannot estimate with any certainty whether consumer demand for our service will be sufficient for us to continue to increase the number of subscribers at projected rates or the degree to which we will meet that demand. Among other things, continuing and increased consumer acceptance of our satellite radio service in Canada will depend upon:

•	the willingness of consumers, on a mass-market basis, to pay subscription fees to obtain satellite radio service; and

•	the marketing and pricing strategies that we employ and that are employed by our competitors.

If demand for our service does not continue to increase as expected, we may not be able to generate enough revenues to generate positive cash flow or become profitable.

We will be required to pay royalty fees, which may be more costly than expected.

Pursuant to our licensing arrangements, we must contribute based on a prescribed percentage of our revenue each year to the development of Canadian talent and capabilities. We may not be able to meet these contribution requirements and, consequently our license may be revoked and we would lose our ability to continue to legally operate in Canada.

We require music programming royalty arrangements with the following Canadian copyright collectives in order to operate our service: the Society of Composers, Authors and Music Publishers of Canada/Société canadienne des auteurs, compositeurs et éditeurs de musique (SOCAN), The Neighbouring Rights Collective of Canada (NRCC), The Society for the Reproduction Rights of Authors, Composers and Publishers in Canada Inc./Société du droit de reproduction des auteurs, compositeurs, et éditeurs au Canada (SODRAC) Inc. and The Canadian Musical Reproduction Rights Agency Ltd. (CMRRA). There are no pre-existing tariffs in Canada that govern our consumer subscription satellite radio services.  As we were not able to come to a negotiated arrangement with these Canadian collectives, the royalties payable for the public performance of music and transfer of music to digital form were adjudicated by the Copyright Board during a two week hearing which commenced on November 27, 2007. The Copyright Board generally adjudicates copyright royalties in arrears. This means that a decision will be issued by the Copyright Board, more than two years after we commenced broadcasting, and such fees will be retroactive to the commencement of the service in Canada. It is unknown how long after this hearing a written decision of the Copyright Board will be rendered. Copyright royalties in Canada are generally payable on the basis of a percentage of gross revenue of the broadcasting service, or might be negotiated as a “per subscriber” fee. Decisions of the Copyright Board are subject to appeal in the Federal Court of Canada, which could further delay finalization of copyright fees. In Canada, copyright tariffs are filed with the Copyright Board before March 31 of each year, and become effective the January of the following calendar year. Royalty fees payable under these tariffs may be more costly than anticipated and may be significant. As well, we will have to re-negotiate these arrangements once they come up for renewal. Re-negotiated fees may also be more expensive than current levels.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Voting Shares and an unlimited number of Class C non-voting shares.  As at July 9, 2008, we had 20,767,166 fully paid and non-assessable Class A Subordinate Voting Shares and 81,428,133 fully paid and non-assessable Class B Voting Shares outstanding.  There are currently no Class C non-voting shares outstanding.  A total of 3,492,500 stock options are outstanding under our stock option plan.  Additional information concerning the Company, including our Form 20-F for the fiscal year ended August 31, 2007, is available on SEDAR at www.sedar.com.